SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated May 31, 2006, of Director/PDMR Shareholding

                                                          Scottish Power plc

                                                         Annual Incentive Plan

Scottish Power plc ("the Company") announces that on 26 May 2006 an allocation of Shares was made under the Annual Incentive Plan to the following directors, persons discharging managerial responsibility or connected persons.

Name of Director                            Number of Shares
                                            Under Award

Simon Lowth                                 11,383
John Campbell                               3,418
Stephen Dunn                                3,455
Sheelagh Duffield                           1,472
Willie MacDiarmid                           3,922
Susan Reilly                                3,541
David Rutherford                            3,269

Enquiries:

Donald McPherson, Deputy Company Secretary  0141 566 4798

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: May 31, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary